

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Russell T Kelley
Chief Financial Officer
Ranger Oil Corp
16285 Park Ten Place, Suite 500
Houston, TX 77084

> **Re: Ranger Oil Corp**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 8, 2022**
> **File No. 001-13283**

Dear Mr. Kelley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation